TransAlta named for the second consecutive year to 2010 Jantzi list of Canada's 50 most responsible corporations

CALGARY, ALBERTA (June 14, 2010) - TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC)  today announced it has been named for the second consecutive year to the Jantzi list of the 50 most responsible corporations in Canada for 2010. The list is compiled by Jantzi Research Inc., an independent investment research firm that evaluates and monitors the social and environmental performance of companies. Inclusion in the Jantzi list is granted to companies that lead their industries toward sustainability by setting standards for best practice, and demonstrating superior environmental, social and economic performance.

"We're honoured to be included on the Jantzi list," said TransAlta President and CEO Steve Snyder. "Economic growth has historically driven both energy consumption and environmental impact.  Our goal is to help break this equation through technology and efficiency so that we can have growth without increasing our environmental footprint.  This drives our approach to sustainability and the future growth of our business.”

TransAlta recently released its 13th Annual Report on Sustainability, providing an overview of its social and environmental performance. Highlights in the report include:

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Advancing Project Pioneer - the carbon capture and storage (CCS) demonstration project received funding from Canadian federal and provincial governments and is moving forward.

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Growing the company - generation capacity grew in 2009 by 6.5 per cent to 8,775 megawatts through construction and acquisition.

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Greening our fleet - the acquisition of Canadian Hydro Developers in November 2009 and expansion of existing wind assets accelerated TransAlta’s renewables growth strategy by two years, now almost 25 per cent of the fleet portfolio is comprised of renewable energy sources.

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Implementing mercury capture technology, ahead of schedule and on budget -  TransAlta is installing mercury capture at all its coal-fired facilities. Alberta operations will complete construction and commissioning in 2010; operations in Washington state will complete work in 2011.

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Maintaining financial strength - maintained a strong balance sheet while spending almost $2 billion on growth and increasing our dividend.

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Reducing atmospheric emissions - absolute emissions for most major substances were lower in 2009.

Jantzi Research's Canadian Social Investment Database(TM) provides comprehensive analysis of approximately 300 companies and income trusts, including all constituents of the S&P/TSX Composite Index. In addition, through its partnerships, Jantzi Research provides coverage of the Russell 3000 Index and the MSCI World Index. For more information, visit www.jantziresearch.com.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

For more information:

Media inquiries:

Tanis Fiss

Manager, Corporate and Marketing Communications

Phone:  (403) 267-7330

Email:

tanis_fiss@transalta.com